UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

         Under the Securities Exchange Act of 1934
                     (Amendment No.     )

                  TRINITECH SYSTEMS, INC.
                  -----------------------
                     (Name of Issuer)

                       Common Stock
              -----------------------------
              (Title of Class of Securities)

                       896406-10-5
                      --------------
                      (CUSIP Number)

                  Joan Dacey-Seib, Esq.
                Jacobs Persinger & Parker
77 Water Street, New York, New York  10005    212-344-1866
----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                      October 12, 1998
    ------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-7(d), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

     Jerome Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                 (a) / /
     MEMBER OF A GROUP (See Instructions)           (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             281,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          281,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     281,000 shares
-----------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN                   /X/
     ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS(entities only).

     Maxine Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP (See Instructions)          (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             30,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          30,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     30,000 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

     Matthew Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP (See Instructions)          (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             50,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          50,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     50,000 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

     The Jerome Belson Foundation, f/k/a The Joseph Belsky
     Foundation
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP (See Instructions)          (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)

     WC
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             100,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          100,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     100,000 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     CO
-----------------------------------------------------------

                        SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

    This Schedule 13D relates to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Trinitech Systems, Inc. (the "Company"), whose principal executive office is located at Stamford Harbor Park, 333
Ludlow Street, Stamford, Connecticut  06902.

ITEM 2.  IDENTITY AND BACKGROUND

    The names and addresses of the persons filing this Schedule are as follows:

    Jerome Belson, whose address is Jerome Belson
Associates, Inc., 495 Broadway, New York, New York  10012.
Jerome Belson is Chairman of the Board of Jerome Belson
Associates, Inc., a real estate management company;
Chairman of the Board of WE Magazine (magazine on lifestyle of people with disabilities); and President of Associated
Builders and Owners of Greater New York, Inc.

    Maxine Belson is a housewife and the spouse of Jerome
Belson.  Her address is 197 Rugby Road, Brooklyn, New York
11226.

    Matthew Belson is the grandson of Mr. and Mrs. Belson.
He is an associate editor of WE Magazine (magazine on lifestyle of people with disabilities). His address is 401
Henry Street, Brooklyn, New York 11201.

    The Jerome Belson Foundation, a New York not-for-profit corporation formerly known as The Joseph Belsky Foundation
(the "Foundation"), is organized for educational, charitable and scientific purposes. The Foundation's address is 495 Broadway, New York, New York 10012. Jerome
Belson is the President of the Foundation. Certain information concerning the officers of the Foundation is set forth in Annex I hereto.

    None of Jerome Belson, Maxine Belson, Matthew Belson or the Foundation has, and to the best of knowledge of Jerome
Belson, Maxine Belson, Matthew Belson and the Foundation, no person listed in Annex I hereto has, during the past five years, been (i) convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Jerome Belson, Maxine Belson and Matthew Belson are
United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The aggregate purchase price of the 281,000 shares of Common Stock of the Company purchased by Jerome Belson is $1,524,750 including brokerage commissions. Jerome Belson used his personal funds to purchase such shares of Common
Stock.

    The aggregate purchase price of the 30,000 of the shares of Common Stock of the Company purchased by Maxine
Belson is $210,845 including brokerage commissions.  Maxine
Belson used her personal funds to purchase such shares of Common Stock.

    The aggregate purchase price of the 50,000 shares of Common stock of the Company purchased by Matthew Belson is $237,650 including brokerage commissions. Matthew Belson used his personal funds to purchase such shares of Common
Stock.

    The aggregate purchase price of the 100,000 shares of Common Stock of the Company purchased by the Foundation is $579,849 including brokerage commissions, which funds were from the Foundation's capital.

    Ruth Kessler, the Secretary of the Foundation, is the beneficial owner of 2,500 shares of Common Stock of the Company. The aggregate purchase price of the 2,500 shares of Common Stock of the Company purchased by Mrs. Kessler is $29,700 including brokerage commissions. Mrs. Kessler used her personal funds to purchase such shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

    The purchases of the shares reported in this Schedule
13D were made for the purpose of making an investment in the Company. Consistent with such purpose, Jerome Belson has had and expects to continue to have discussions with management of the Company concerning the Company and the investment of persons making this filing therein. Jerome
Belson may also engage in such discussions with other shareholders of the Company.

    The persons making this filing may, in the future, purchase additional shares of the Common Stock of the Company depending on the price of the shares and circumstances at the time such acquisitions, if any, are made. Alternatively, any of the persons making this filing may at any time determine to realize on such person's investment in the shares of Common Stock through the sale of the shares.

    The persons making this filing have no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of ITEM 4 of Schedule
13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) As of the close of business on November 2, 1998, Jerome Belson, Maxine Belson, Matthew Belson and The Jerome
Belson Foundation beneficially owned 281,000, 30,000,
50,000 and 100,000 shares, respectively, of the Company for an aggregate of 461,000 shares representing approximately
5.3% of the outstanding Common Stock of the Company (based on information from the Company's Quarterly Report on Form
10-QSB for period ended June 30, 1998).

    To the best of knowledge of Jerome Belson, Maxine
Belson, Matthew Belson and the Foundation, no person named in Annex I hereto, except Ruth Kessler, who, on November 2,
1998 was the beneficial owner of 2,500 shares of Common
Stock of the Company, is the beneficial owner of any Common
Stock of the Company.

    (b) Each of Jerome Belson, Maxine Belson and Matthew
Belson has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock of the Company owned by each of them.

    The filers of this Schedule 13D have been advised by Ruth Kessler that she has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock of the Company owned by her.

    Under the definition of beneficial ownership in Rule
13d-3 under the Securities Exchange Act of 1934 (the
"Act"), Jerome Belson may also be deemed to be a beneficial owner of the 100,000 shares of the Company owned by The
Jerome Belson Foundation because Mr. Belson, in his capacity as president of the Foundation, might be deemed to have the power to dispose of and vote the shares of the Company owned by the Foundation. However, neither the filing of this statement nor any of its contents shall be deemed to construe an admission that Mr. Belson is the owner of the shares of the Company beneficially owned by the Foundation for purposes of Section 13(d) of the Act or for any other purpose.

    (c) During the sixty days preceding October 12, 1998 through November 2, 1998, Jerome Belson bought shares of
Common Stock of the Company as described below. All transactions were open market transactions made on the American Stock Exchange.

DATE          SHARES BOUGHT       PRICE PER SHARE

8/28/98            500                 5 7/8
9/2/98           2,000                 5 7/8
9/3/98             500                 6 1/4
9/3/98             500                 6 1/8
9/3/98             500                 6 3/8
9/3/98             500                 6 1/4
9/3/98             500                 6 1/4
9/3/98             500                 6 7/16
9/17/98            500                 6 15/16
9/28/98          2,000                 6 1/4
9/28/98          1,000                 6 5/16
9/28/98          2,500                 6 5/16
10/6/98          1,000                 6 1/4
10/12/98         1,000                 5 15/16
10/12/98         1,000                 5 15/16
10/12/98         1,000                 5 11/16
10/12/98         1,000                 5 15/16
10/12/98         2,000                 5 13/16
10/12/98         2,000                 5 11/16
10/12/98         2,000                 5 11/16
10/12/98         2,000                 5 11/16
10/12/98         1,000                 5 15/16
10/12/98           500                 6 1/4
10/13/98         5,000                 5 7/8
10/13/98         2,000                 5 7/8
10/13/98         2,000                 5 7/8
10/13/98         2,000                 5 7/8
10/13/98         2,000                 5 7/8
10/13/98         1,000                 5 7/8
10/22/98         1,000                 7

    During the sixty days preceding October 12, 1998 through November 2, 1998, Matthew Belson bought shares of the Company's Common Stock as described below. Such transactions were open market transactions made on the American Stock Exchange.

DATE          SHARES BOUGHT       PRICE PER SHARE

9/3/98             500                 6 3/8
9/3/98             500                 6 3/8
9/3/98             500                 6 3/8
9/3/98             500                 6 1/4
9/3/98             500                 6 5/16
9/3/98             500                 6 1/4
9/3/98             500                 6 1/4
9/3/98             500                 6 1/8
9/3/98             500                 6 5/16
9/3/98             500                 6 3/8
9/4/98             500                 6 3/4
9/4/98             500                 6 7/8
9/4/98             500                 6 3/4
9/4/98             500                 6 1/2
9/4/98             500                 6 9/16
9/4/98             500                 6 1/2
9/4/98             500                 6 1/2
9/4/98             500                 6 1/2
9/4/98             500                 6 9/16
9/4/98             500                 6 1/2
9/29/98            500                 6 1/4
9/29/98          2,000                 6 3/16
9/30/98            900                 6 1/8
9/30/98          1,000                 6 1/4
10/2/98            600                 6 1/4

    During the sixty days preceding October 12, 1998 through November 2, 1998, the Foundation bought shares of the Company's Common Stock as described below. Such transactions were open market transactions made on the American Stock Exchange.


DATE          SHARES BOUGHT       PRICE PER SHARE

8/26/98            1,000               5 7/8
8/27/98            1,500               5 7/8
8/28/98            1,000               5 5/8
8/28/98            2,000               5 5/8
8/28/98            2,000               5 5/8
8/28/98            1,000               5 5/8
8/28/98            2,500               5 5/8
8/31/98            2,500               5 5/8
9/1/98             2,100               5 1/2
9/2/98             1,000               6
9/2/98             2,000               6 1/4
9/2/98             2,000               6 1/8
9/2/98             1,400               5 3/4
9/2/98             1,000               6
9/2/98             1,000               5 11/16
9/2/98             1,000               5 11/16

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO THE SECURITIES
         OF THE ISSUER

    Pursuant to a letter agreement dated June 9, 1998 as amended by a letter agreement dated August 4, 1998, in consideration of the guarantee by Jerome Belson of a $3,000,000 Line of Credit Agreement between the Company and
Chase Manhattan Bank, the Company agreed to issue to Jerome
Belson a warrant to purchase up to 150,000 shares of Common
Stock of the Company exercisable at any time after issuance of the warrant until August 4, 2001 at a purchase price of $6.375 per share.

    Except as set forth above, to the best knowledge of the persons signing this Schedule 13D, none of Jerome Belson, Maxine Belson, Matthew Belson or the Foundation or any of the officers of the Foundation is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any Common Stock of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Common Stock, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Written agreement relating to the filing of a joint acquisition statement.

Exhibit 2.  Letter Agreement dated June 9, 1998 between
            Jerome Belson and the Company as amended by a letter agreement dated August 4, 1998 between Kevin C. Cassidy, Chief Financial Officer of the Company and Jerome Belson.

                        SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 1998

                              /s/ Jerome Belson
                              -----------------------------
                              Jerome Belson

                              /s/ Maxine Belson
                              -----------------------------
                              Maxine Belson

                              /s/ Matthew Belson
                              -----------------------------
                              Matthew Belson


                              The Jerome Belson Foundation


                              By: /s/ Jerome Belson
                                  -------------------------
                                  Jerome Belson, President

ANNEX I

    The following is a list of the officers of The Jerome
Belson Foundation:

                             PRINCIPAL OCCUPTION
NAME AND POSITION            AND BUSINESS ADDRESS

Jerome Belson              Chairman of the Board of Jerome
  - President                Belson Associates, Inc.
                           495 Broadway
                           New York, New York  10012

Maxine Belson              Housewife
  - Vice President         197 Rugby Road
                           Brooklyn, New York  11226

I. Victor Belson           Attorney
  - Vice President         Belson, Perlman & Szuflita
                           400 Madison Avenue
                           New York, New York  10017

Brianne Goldstein          Housewife
  - Treasurer              22 A Putnam Green
                           Greenwich, CT  06830

Ruth Kessler               Executive Secretary
  - Secretary              Belson Associates, Inc.
                           495 Broadway
                           New York, New York  10012


    All of the above named individuals are citizens of the United States.

EXHIBIT 1

    The undersigned hereby agree that the Schedule 13D and any amendments thereto, filed by Jerome Belson, Maxine
Belson, Matthew Belson and The Jerome Belson Foundation under the Securities Exchange Act of 1934, (the "Act") reporting the beneficial ownership of shares of Common
Stock of Trinitech Systems, Inc. may be filed with the Securities and Exchange Commission pursuant to Rule 13d-
1(k)(1) under the Act on behalf of the undersigned.

Dated: November 3, 1998

                              /s/ Jerome Belson
                              -----------------------------
                              Jerome Belson

                              /s/ Maxine Belson
                              -----------------------------
                              Maxine Belson

                              /s/ Matthew Belson
                              -----------------------------
                              Matthew Belson


                              The Jerome Belson Foundation


                              By: /s/ Jerome Belson
                                  -------------------------
                                  Jerome Belson, President

EXHIBIT 2

                        Jerome Belson
                        495 Broadway
                 New York, New York  10012
                       (212) 941-9500


                                   June 9, 1998


Mr. Peter Hansen
President
Trinitech Systems, Inc.
333 Ludlow Street
Stamford, Connecticut  06902

Dear Peter:

     I am pleased that our meeting with Chase Manhattan
Bank ("Bank") went so well yesterday. Arrangements should be completed within the next two weeks, subject to your providing the Bank with the necessary documentation.

     Trinitech Systems, Inc. ("Company") will receive a
$3,000,000 Line of Credit with a twenty-four (24) month term ("Line of Credit"). The Company will draw down
$1,500,000 immediately, and thereafter $300,000 every 90 days up to the available amount. The Company has agreed to retire the Line of Credit prior to the expiration of the twenty-four (24) month term.

     I am guaranteeing the Line of Credit, and we have agreed, that should the Company default on the Line of Credit, you and I will share equally the first 20% of such loss.

     In consideration for my guarantee, the Company shall issue to me, or my designees 150,000 common stock purchase warrants ("Warrants") exercisable during the three year period commencing on the date of issuance at the closing sale price of the Company's common stock on June 8, 1998.

     The Warrants and the shares of common stock underlying the Warrants (together, the "Shares") shall be included in any registration statement that the Company files with the Securities and Exchange Commission (other than in connection with a merger or pursuant to Form S-4 or Form
S-8 or other comparable forms). In any event, the Company shall register the Shares within eighteen (18) months from the date that the Company first draws down from the Line of Credit. The Company agrees to use its best efforts to have the Registration Statement declared effective as soon as practicable.

     These arrangements should leave the Company with maximum flexibility to achieve its goals. If this in accordance with our understanding, please sign a copy of this letter and return to my attention.

                                   Cordially,

                                   /s/ Jerome Belson

                                   Jerome Belson


AGREED AND ACCEPTED this
______ day of June, 1998

TRINITECH SYSTEMS, INC.


/s/ Peter Hansen
---------------------------
Peter Hansen, President


/s/ Peter Hansen
---------------------------
Peter Hansen, Individually

           [Letterhead of Trinitech Systems, Inc.]


August 4, 1998


Mr. Jerome Belson
495 Broadway
New York, NY  10012


Dear Jerome:

This letter will formally amend/clarify the exercise period, exercise price, registration period and certain terms of the June 9, 1998 agreement by and between yourself and Peter K. Hansen.

In consideration for your joint and several guarantee of the three year $3 million Line of Credit agreement with Chase Manhattan Bank, Trinitech Systems, Inc. (the
"Company") shall issue to you, Jerome Belson, or your designees, 150,000 warrants to purchase the Company's common stock (the "Warrants") exercisable during the three year period commencing on the date of issuance at the closing sale of price of the Company's common stock on June
8, 1998 ($6.375 per share).

The warrants and the shares of the Company's common stock underlying the Warrants (together, the "Shares") shall be included in any registration statement that the Company files with the Securities and Exchange (other that in connection with a merger or pursuant to Form S-4 or Form S-
8 or other comparable forms). In any event, the Company shall register the Shares within eighteen (18) months from the date the Company first draws down from the Line of Credit. The Company agrees to use its best efforts to have the registration Statement declared effective as soon as possible.


                                   Very truly yours,

                                   /s/ Kevin C. Cassidy

                                   Kevin C. Cassidy
                                   Chief Financial Officer


AGREED AND ACCEPTED this
6th day of August, 1998

/s/ Jerome Belson

Jerome Belson